SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Corporation – CNPJ/MF nº 02.558.115/0001 -21 – NIRE nº 4130001760-3

ANNOUNCEMENT TO THE SHAREHOLDERS
Right to Withdraw

We hereby inform the Shareholders and the market in general that, by virtue of the publication hereunder of the minutes of the Special Shareholders’ Meeting of TIM PARTICIPAÇÕES S.A. (“TIMPART” or “Corporation”) held on March 16, 2006, which approved the merger of all shares issued by TIM CELULAR S.A. into TIMPART’s equity, the dissenting shareholders holding common shares issued by the Corporation who were, upon evidence, holder of such shares prior to the opening of the stock market of February 2, 2006, date in which the first Material Fact Announcement related to the transaction was published, shall, with the term of 30 (thirty) days as of the date hereof (from March 20, 2006 until April 19, 2006), exercise its right of withdrawal of TIMPAART, upon reimbursement of the value of its shares, pursuant to item IV of Section 137 of Law nº 6.404/76 and the provisions of item 13 and 14 of the Material Fact Announcement published on February 2, 2006.

The reimbursement value of the dissenting shareholders of TIMPART is the book value per share issued by the Corporation multiplied by the number of shares it holds. The referred value per share is equal to R$ 0.0031 per share issued by TIMPART (column 3 of item 14 of the Material Fact Announcement published on February 2, 2006).

For the exercise of the right of withdrawal, the shareholders shall observe the following procedure:

(i) the shareholders holder of shares that are free and clear from any lien or encumbrance, which are deposited at Banco ABN AMRO Real S.A., financial institution depositary of the shares issued by TIMPART, shall express its disagreement before such institution, within the aforementioned term, that is, until April 19, 2006, by means of a written document with notarized signature, mentioning the number of shares it holds, and presenting certified copy of the following documents: (a) Individual: CPF/MF, RG and updated proof of address; (b) Legal Entity: CNPJ/MF, By-Laws/Articles of Association, Minutes/Instruments electing the legal representatives, and documents of the partners/legal representatives (CPF/MF, RG and updated proof of address);

(ii) the shareholders represented by proxy shall deliver to the depositary institution, in furtherance to the documents mentioned in item (i) above, the relevant power-of-attorney, that shall evidence the special powers of the exercise of the right of withdrawal and the request for reimbursement; and

(iii) the shareholders holder of shares that are free and clear from any lien or encumbrance, which are deposited at Companhia Brasileira de Liquidação e Custódia (CBLC), shall request the right of withdrawal through its custodian agent.

Any doubt in connection with such procedure shall be clarified by any branch of Banco ABN AMRO Real S.A..

Rio de Janeiro, March 20, 2006.

Paulo Roberto Cruz Cozza
Chief Financial and Investors Relations Officer
TIM PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 20, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer